Exhibit 10.2

Lehigh Gas Partners LP
Executive Income Continuity Plan

1. Purpose. The purpose of this Executive Income Continuity Plan (this “Plan”) is to retain the services of executives and other key employees who provide management services to Lehigh Gas Partners LP and its subsidiaries (the “Partnership”) and its general partner, Lehigh Gas GP LLC (the “GP” collectively, with the Partnership, the “Company”) and to reinforce and encourage the continuing attention, dedication and loyalty of these executives without the distraction of concern over the possibility of involuntary or constructive termination of employment resulting from unforeseen developments, by providing income continuity for a limited period.

This Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations thereunder and related guidance issued by the Internal Revenue Service (“IRS”).

2. Definitions. Unless the context otherwise requires, the following terms shall have the meanings respectively indicated:

(a) “2012 Plan” shall mean the Lehigh Gas Partners LP 2012 Incentive Award Plan, as from time to time in effect.

(b) “Annual Bonus” shall have the meaning set forth in Section 5(e) of this Plan.

(c) “Award” shall mean any and all awards granted under the 2012 Plan including, without limitation, options, unit appreciation rights, restricted units, phantom units, profits interest, substitute awards, performance awards, unit awards, other unit based awards and any tandem distribution equivalent rights granted with respect to an award.

(d) “Board” shall mean the board of directors of the Lehigh Gas GP LLC.

(e) “Cause” shall mean (i) the willful and continued failure by a Participant substantially to perform such Participant’s duties with the Company (other than any such failure resulting from such Participant’s incapacity due to physical or mental illness), after a demand for substantial performance is delivered to the Participant by the Company which specifically identifies the manner in which the Company believes that the Participant has not substantially performed such Participant’s duties, or (ii) the willful engaging by the Participant in conduct demonstrably injurious to the Company. For purposes of this definition, no act, or failure to act, on the part of a Participant shall be considered “willful” unless done, or omitted to be done, by such Participant without reasonable belief that such Participant’s action or omission was in the best interests of the Company and was lawful.

(f) A “Change in Control” shall be deemed to have occurred upon the occurrence of the one of the following events:

(i)	Any one person, or more than one person acting as a group, acquires ownership of either (A) the common and subordinated units of Lehigh Gas Partners LP (“Units”), or (B) the membership interests of the Company (“Membership Interests”) that, together with Units or Membership Interests, as applicable, held by such person or group, constitutes more than 50% of either the total fair market value or total voting power of either the Units or the Membership Interests, as applicable.

(ii)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of Units or Membership Interests possessing thirty-five percent (35%) or more of the total voting power of the Company; or

(iii)	A majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not recommended by Lehigh Gas Corporation; or

(iv)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Partnership that have a total gross fair market value equal to or more than sixty percent (60%) of the total gross fair market value of all of the assets of the Partnership immediately prior to such acquisition.

(g) “Company” shall mean the Partnership and Lehigh Gas GP LLC, collectively.

(h) “Compensation Committee” shall mean the Compensation Committee as constituted from time to time of the Board, or such other body as shall have similar authority and responsibility.

(i) “Date of Termination” shall mean (i) if the Services of a Participant are terminated by death, the date of such Participant’s death, (ii) if the Participant retires, the date of such Participant’s retirement, (iii) if such Services are terminated other than for Cause or other than as a result of Disability, the date specified in the Notice of Termination, (iv) if such Services are terminated for Disability, the date of such Participant’s Disability, (v) if such Services are terminated by the Participant for Good Reason, the date specified in the Notice of Termination, (vi) if the Participant’s Services are terminated following a Change in Control, the date in the Notice of Termination, and (vii) otherwise shall be the last day such Participant provides Services to the Company.

(j) “Disability” shall mean that a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(k) “Good Reason” shall mean the occurrence of any of the following: (A) a material diminution in the Participant’s base compensation; (B) a material diminution in the Participant’s authority, duties, or responsibilities; (C) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the board of directors of the GP; (D) a material diminution in the budget over which the Participant retains authority; (E) a material change in the geographic location at which the Participant must perform the Services; and (E) any other action or inaction that constitutes a material breach by Company of the agreement under which the Participant provides services. Notice of Termination by a Participant for “Good Reason” shall not be effective unless all of the following conditions are satisfied: (i) the occurrence of the condition which would otherwise constitute Good Reason under Section 2(j) of this Plan must have arisen without the Participant’s consent; (ii) such condition must remain uncorrected for 30 days after receipt by the Company of a notice of the existence of such condition from the Participant in accordance with Section 10 of this Plan; and (iii) the date of Participant’s termination of Service must occur within 90 days after the initial existence of the condition specified in such notice.

(l) “I.C. Plan” means the existing system of annual bonuses (cash, equity or a combination thereof) payable to Participants, pursuant to which annual target bonuses are established based upon job levels and payments of bonuses as a percentage of such targets are made based upon Partnership and/or individual performance.

(m) “Multiplier” shall mean (i) in the case of each Officer, the number 2.99; and (b) in the case of each other Participant, such number set forth adjacent to such Participant’s name in Schedule “A” which in no event shall exceed 2.99.

(m) “Notice of Termination” shall mean a notice which indicates the specific basis for termination of the Services of a Participant relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide such basis. The Notice of Termination shall also include the date of termination.

(n) “Officer(s)” shall mean any person other than the Chairman/CEO who is designated as an executive officer of the Company or Partnership by resolution of the Board.

(o) “Participant” shall mean the Officers and any other person, who is an employee of Lehigh Gas Corporation, who is included in the membership of this Plan as provided in Section 3 of this Plan.

(p) “Prospective Change in Control” shall have the meaning as defined in Section 12(b) of this Plan.

(q) “Service,” as used in Section 5 of this Plan, shall mean the provision of management services by an employee of Lehigh Gas Corporation to the Company.

3. Membership. All Officers shall be Participants. The Compensation Committee may designate any other person, who provides Services, as a Participant. Such Participant and the Multiplier applicable to such Participant shall be set forth in Schedule A, attached hereto and made a part hereof. After a person becomes a Participant, such Participant’s membership in this Plan shall continue until such person’s death or retirement, termination by the Company or Lehigh Gas Corporation for Cause or Disability, or termination by such Participant other than for Good Reason.

4. Termination. Each Participant shall be entitled to receive the income continuation payments provided for in Section 5 of this Plan upon termination of such Participant’s Services (including, without limitation, the termination of the Omnibus Agreement between Lehigh Gas Corporation and the Company) unless such termination is (a) because of the Participant’s death, Disability or retirement, (b) by the Company or Lehigh Gas Corporation for Cause, or (c) by such Participant for any reason (other than for Good Reason which occurs within one hundred twenty (120) days prior to the termination); provided that, if Notice of Termination is given prior to a Change in Control, such Participant shall have signed and delivered, in form and substance satisfactory to the Company’s counsel, a non-disparagement agreement, and a waiver, effectively waiving all claims against the Company (including its directors, officers, employees and agents) arising out of such Participant’s employment with Lehigh Gas Corporation and the provision of Services, other than claims for payment post-termination under the terms of this Plan and employee benefit and compensation plans of the Company or Lehigh Gas Corporation, as applicable, such waiver, and non-disparagement agreement to be delivered no later than the later of thirty (30) days following (i) the date of Notice of Termination, or (ii) written request therefor by the Company, provided the Company must request same no later than three (3) months after the date of the Notice of Termination. For all purposes of this Plan, a Participant shall be considered to have terminated his Services with the Company when Participant incurs a “separation from service” with the Company within the meaning of section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder.

5. Income Continuation and Vesting.

(a) Except as otherwise provided in Section 5(c) of this Plan, upon the termination of an Officer’s Services, pursuant to Section 4 of this Plan, (a) the GP shall pay to such Participant in cash the sum of such Participant’s annual base salary at the rate in effect at the time Notice of Termination is given plus such Participant’s Annual Bonus, in equal monthly installments over a twelve (12) month period following the Date of Termination in the case of Officers, and (b) notwithstanding any provision to the contrary in any Award agreement, all of such Participant’s Awards shall vest immediately on the date that the Notice of Termination is given.

(b) Except as otherwise provided in Section 5(c) of this Plan, upon the termination of a Participant’s Services other than those of an Officer, pursuant to Section 4 of this Plan, (a) the GP shall pay to such Participant in cash the sum of one-half of such Participant’s annual base salary at the rate in effect at the time Notice of Termination is given plus one-half of such Participant’s Annual Bonus, in equal monthly installments over a six (6) month period following the Date of Termination in the case of Officers, and (b) notwithstanding any provision to the contrary in any Award agreement, all of such Participant’s Awards shall vest immediately on the date that the Notice of Termination is given.

(c) Upon the termination of a Participant’s Services pursuant to a Notice of Termination given after a Change in Control and before the second anniversary of such Change in Control, pursuant to Section 4 of this Plan, the GP shall pay to such Participant (i) the product of (A) the sum of (x) the Participant’s annual base salary at the rate in effect at the time Notice of Termination is given, plus (y) the Participant’s Annual Bonus times (B) the Multiplier, payable in a lump sum in cash following the Date of Termination, subject to Subsection (d) of this Section and (ii) subject to the following sentence, the sum of such Participant’s annual base salary at the rate in effect at the time Notice of Termination is given plus the Participant’s Annual Bonus payable in a lump sum following the Date of Termination, subject to subsection (d) of this Section. Notwithstanding any provision to the contrary in any Award agreement, upon the occurrence of a Change in Control, all Awards to Participants shall vest immediately on the date that the Change in Control is effective.

(d) All payments under subsections (a), (b) and (c) of this Section 5 of this Plan shall commence, or be paid, on the first business day of the seventh month after the Participant’s Date of Termination except as otherwise specifically provided in such subsections. Payments that would have been made during the six-month period following the Participant’s Date of Termination shall be paid to the Participant on the first business day of the seventh month after the Participant’s Date of Termination, without interest.

(e) As used in this Section 5 of this Plan, “Annual Bonus” means the annual target bonus under the I.C. Plan attributable to the Participant in effect at the time the Notice of Termination is given. Notwithstanding the foregoing, if termination occurred for Good Reason as specified in Section 2(j)(iii) or 2(j)(vi) of this Plan, the termination payments provided for in subsection 5(a) or (b) shall be calculated using the annual base salary and Annual Bonus as in effect immediately before the reduction of such annual base salary or Annual Bonus.

6. Other Payments. Upon termination of a Participant’s Services pursuant to Section 4 of this Plan, the GP shall, in addition to the payments provided for in Section 5 of this Plan, pay to the Participant:

(a) All relocation payments described in Section 2(j)(v) of this Plan and all legal fees and expenses incurred by the Participant as a result of such termination (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Plan or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any payment or benefit provided hereunder); and

(b) During the period of one (1) year following the Date of Termination in the case of an Officer and during the period of six (6) months following the Date of Termination in the case of all other Participants, all reasonable expenses incurred by the Participant in seeking comparable employment with another employer to the extent not otherwise reimbursed to the Participant, including, without limitation, the fees and expenses of a reputable out placement organization, and reasonable travel, telephone and office expenses.

Any payments pursuant to this Section 6 shall be made by the Company upon or as soon as practicable following receipt of supporting documentation reasonably satisfactory to the Company (but in any event not later than the close of the Participant’s third taxable year following the taxable year in which the Date of Termination occurs). In no event shall any payment be made to Participant for fees and expenses incurred after the close of the Participant’s second taxable year following the taxable year in which the Date of Termination occurs

7. Maintenance of Other Benefit Plans. For a period of three (3) years (one year if not in connection with a Change in Control) following an Officer’s Date of Termination and for a period of one (1) year (six months if not in connection with a Change in Control) following the Date of Termination in the case of a Participant who is not an Officer, the Company shall cause the Participant’s employer to maintain in full force and effect, for the continued benefit of each Participant entitled to receive, or who received, payments pursuant to Section 5 of this Plan, comprehensive medical and dental insurance, group life insurance (but not including disability coverage) on the same basis as such Participant participated immediately prior to the Date of Termination, unless the Participant’s continued participation is not permitted under the general terms and provisions of such plans and programs or applicable law. Continued benefits provided pursuant to the preceding sentence shall be subject to the following requirements: (a) continued provided during one taxable year of the Participant shall not affect the continued benefits provided during any other taxable year of the Participant, (b) any reimbursement of an eligible expense with respect to a continued benefit shall be made on or before the last day of the Participant’s taxable year in which the expense was incurred and (c) the right to a continued benefit shall not be subject to liquidation or exchange for another benefit.

8. No Mitigation. No Participant shall be required to mitigate the amount of any payment provided for under this Plan by seeking other employment or otherwise, nor shall the amount of any payment so provided for be reduced by any compensation earned by any Participant as the result of employment by another employer, by retirement benefits or by offset against any amount claimed to be owed by the Participant to the Company.

9. Successors. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and assets of the Company, by a written agreement, to expressly assume and agree to carry out the provisions of this Plan in the same manner and to the same extent that the Company would be required to carry them out if no such succession had occurred.

10. Notice. Any notice expressly provided for under this Plan shall be in writing, shall be given either manually or by mail, telegram, telex, telefax or cable, and shall be deemed sufficiently given, if and when received by the Company at its offices at 645 West Hamilton Street, Suite 500, Allentown, Pennsylvania 18101, Attention: General Counsel, or by any Participant at the address on the records of the Company for such Participant, or if and when mailed by registered mail, postage prepaid, return receipt requested, addressed to the Company or the Participant to be notified at such address. Either the Company or any Participant may, by notice to the other, change its address for receiving notices.

11. Funding. All payments provided for under this Plan for Participants (including those who have retired) shall not be funded or secured, and no trust shall be created hereunder. Payments under this Plan shall become fully vested and non-forfeitable upon the termination of a Participant’s Services except for termination where a Participant not be entitled to income continuation payments as provided in Section 4 or as otherwise provided in any waiver, and non-disparagement agreement entered into pursuant to Section 4 of this Plan.

12. Amendment and Termination.

(a) The Board may at any time or from time to time amend or terminate this Plan. No such amendment or termination may adversely affect any vested benefits hereunder; and, provided further, that after a Change in Control, this Plan may not be amended or terminated without the consent of all persons who were Participants as of the date of such Change in Control (including those who have retired).

(b) In addition, no amendment or termination made within one (1) year before a Change in Control and made while a Prospective Change in Control is pending may adversely affect any benefit that might at any time be or become owing hereunder to a person who, immediately prior to the commencement of such Prospective Change in Control, was a Participant, without the consent of such person (other than a benefit to any such person who is the person, or part of the group, making the offer, or negotiating to make the offer, which constitutes the Prospective Change in Control). As used herein, the term “Prospective Change in Control” means (i) any offer presented, directly or indirectly, to the Board which, if consummated, would constitute a Change in Control, or (ii) any negotiation with the Board or any committee or representative thereof to make such an offer (including the unilateral announcement of the terms on which such an offer would be made).

13. Claim and Appeal Procedure. This Section 13 of this Plan shall not apply after there has been a Change in Control.

The Company shall appoint a person or persons to adjudicate claims and appeals under this Plan (the “Administrator”). The Administrator shall provide adequate notice in writing to any Participant or to any beneficiary (the “Claimant”) whose claim for benefits under this Plan has been denied. The Administrator’s notice to the Claimant shall set forth:

(a) The specific reason for the denial;

(b) Specific references to pertinent Plan provisions upon which the Administrator based its denial;

(c) A description of any additional material and information that is needed;

(d) That any appeal the Claimant wishes to make of the adverse determination must be in writing to the Administrator within seventy-five (75) days after receipt of the Administrator’s notice of denial of benefits. The Administrator’s notice must further advise the Claimant that the Claimant’s failure to appeal the action to the Administrator in writing within the seventy-five (75) day period will render the Administrator’s determination final, binding and conclusive; and

(e) The name and address to whom the Claimant may forward an appeal.

If the Claimant should appeal to the Administrator, the Claimant, or the Claimant’s duly authorized representative, may submit, in writing, whatever issues and comments the Claimant or the Claimant’s duly authorized representative feels are pertinent. The Claimant, or the Claimant’s duly authorized representative, may review pertinent Plan documents. The Administrator shall re-examine all facts to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Administrator shall advise the Claimant of its decision within sixty (60) days of the Claimant’s written request for review, unless special circumstances (such as a hearing) would make the rendering of a decision within the sixty (60) day limit unfeasible, but in no event shall the Administrator render a decision respecting a denial for a claim of benefits later than one hundred twenty (120) days after its receipt of a request for review. The Administrator’s notice to the Claimant shall set forth:

(i) The specific reason for the denial;

(ii) Specific references to pertinent Plan provisions upon which the Administrator based its denial;

(iii) A statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim; and

(iv) A statement that the Claimant has a right to bring a civil action under Section 502(a) of ERISA.

14. Governing Law. This Plan, and the rights and obligations of the Company and the Participants hereunder, shall be construed and governed in accordance with the law of the Commonwealth of Pennsylvania.

15. Partial Invalidity. If any provision of this Plan is determined to be invalid or unenforceable, such invalidity or unenforceability shall not affect the remaining provisions of this Plan, which shall remain in effect in accordance with its terms.

16. Certain Excise Taxes. Notwithstanding anything to the contrary in this Plan, if Participant is a “disqualified individual” (as defined in section 280G(c) of the Code), and the payments and benefits provided for under this Plan, together with any other payments and benefits which Participant has the right to receive from the Company or any of its affiliates, would constitute a “parachute payment” (as defined in section 280G(b)(2) of the Code), then the payments and benefits provided for under this Plan shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Participant from the Company and its affiliates will be one dollar ($1.00) less than three times Participant’s “base amount” (as defined in section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by Participant shall be subject to the excise tax imposed by section 4999 of the Code, or (b) paid in full, whichever produces the better net after-tax position to Participant (taking into account any applicable excise tax under section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment or benefit is made or provided, and through error or otherwise, that payment or benefit, when aggregated with other payments and benefits from the Company (or its affiliates) used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times Participant’s base amount, then Participant shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 16 shall require the Company to be responsible for, or have any liability or obligation with respect to, Participant’s excise tax liabilities under section 4999 of the Code.

By: Lehigh Gas Partners LP and Lehigh Gas GP LLC

By: Lehigh Gas GP LLC, for itself and as general partner

By: /s/ Joseph V. Topper, Jr.	05/28/2014

Joseph V. Topper, Jr., President	DATE